Exhibit 12.1

WAL-MART STORES, INC. AND SUBSIDIARIES

Ratio of Earnings to Fixed Charges

	Three Months Ended		Fiscal Year
	Apr. 30, 2008	Apr. 30, 2007	2008	2007	2006	2005	2004
Income before income taxes and minority interest	$4,814	$4,458	$20,198	$18,968	$17,535	$16,320	$14,429
Capitalized interest	(29)	(36)	(150)	(182)	(157)	(120)	(144)
Minority interest	(122)	(100)	(406)	(425)	(324)	(249)	(214)

Adjusted income before income taxes	4,663	4,322	19,642	18,361	17,054	15,951	14,071

Fixed Charges:
Interest *	590	514	2,267	2,009	1,603	1,326	1,150
Interest component of rent	104	91	464	368	328	319	306

Total fixed charges	694	605	2,731	2,377	1,931	1,645	1,456

Income before income taxes and fixed charges	$5,357	$4,927	$22,373	$20,738	$18,985	$17,596	$15,527

Ratio of earnings to fixed charges	7.7	8.1	8.2	8.7	9.8	10.7	10.7

*	Includes interest on debt, capital leases, uncertain tax positions, amortization of debt issuance costs and capitalized interest.

Certain reclassifications have been made to prior periods to conform to the current period presentation. In addition, the impact of McLane Company, Inc., a wholly owned subsidiary sold in fiscal 2004, and the impact of our South Korean and German operations, disposed of in fiscal 2007, have been removed for all periods presented.